Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings:
Income before income tax expense	$91,248	$151,731	$116,785	$110,027	$106,744	$85,303
Fixed charges	87,426	98,262	80,017	56,404	40,154	37,755
Adjusted earnings	$178,674	$249,993	$196,802	$166,431	$146,898	$123,058

Fixed charges:
Interest expense	$87,426	$98,262	$80,017	$56,404	$40,154	$37,755
Ratio of earnings to fixed charges	2.0x	2.5x	2.5x	2.9x	3.7x	3.3x